
October 21, 2021

Michael Sonnenshein
Chief Executive Officer
Grayscale Litecoin Trust (LTC)
290 Harbor Drive, 4th Floor
Stamford, CT 06902

> **Re: Grayscale Litecoin Trust (LTC)**
> **Amendment No. 2 to**
> **Registration Statement on Form 10**
> **Filed September 22, 2021**
> **File No. 000-56310**

Dear Mr. Sonnenshein:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2021 letter.

Exhibit 99.1

Overview
The Trust and the Shares, page 1

1.   Refer to your response to comment 4. Please disclose here the circulating supply of Bitcoin and LTC.

Risk Factors
Risk Factors Related to the Regulation of the Trust and the Shares
A determination that LTC or any other digital assets is a "security", page 36

2.   We note that in response to comment 2, you provided a legal memorandum from counsel

to the Sponsor rather than an opinion of counsel. Please revise your risk factor disclosure on page 36 to explicitly state, if true, that you were unable to obtain an opinion of counsel that LTC is not a security under Section 2(a)(1) of the Securities Act due to the fact-dependent nature of the analysis and the difficulty in obtaining and verifying the relevant facts.

Constituent Exchange Selection, page 52

3. We note your response to our prior comment 13 and your disclosure on page 53 that the Index Provider is not required to publicize or explain the addition or removal of Constituent Exchanges or to alert the Sponsor to such changes. Please tell us why, if true, you will not inform investors of a material change to the Constituent Exchanges by filing a current report, or disclose here that you will do so.

Determination of the Index Price, page 53

4. Refer to your response to comment 17. Please tell us whether the Index Price methodology is publicly available to investors. Please also confirm, as previously requested, that you have provided a materially complete description of the Index Price methodology.

LTC Value
Determination of the Index Price When the Index Price is Unavailable, page 55

5. Refer to your response to comment 15. In the second rule on page 55, you state that the Digital Asset Exchanges include the Constituent Exchanges. Please clarify whether exchanges that are not Constituent Exchanges may be selected, and, if so, disclose the criteria for a digital asset exchange to be used as a Source in the second rule.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ben Phippen at 202-551-3697 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance